UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02045615

1-16315



FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Registration number 1-03562

A. Full title of the plan:

ST. JOSEPH LIGHT & POWER COMPANY RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

Aquila Merchant Service Inc

AQUILA, INC.
20 West Ninth Street, Kansas City, Missouri 64105

## REQUIRED INFORMATION

St. Joseph Light & Power Company Retirement Savings Plan ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedules of the Plan for the two years ended December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee of UtiliCorp United Inc. Retirement Investment Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aquila, Inc. Retirement Investment Plan

By ______________________
Randal P. Miller
Vice President Finance
and Treasurer

Date: June 28, 2002

EXHIBIT INDEX

| Exhibit Number | Document Description | Sequentially Numbered Page Upon Which Exhibit Appears |
|---|---|---|
| 23 | Consent of Independent Auditors | 4 |

MAYER HOFFMAN McCANN P.C.
Certified Public Accountants
An Independently Owned and Operated CPA Firm

420 Nichols Road • Kansas City, Missouri 64112
(816) 968-1900 • Fax: (816) 531-7695 • www.mhm-pc.com

## INDEPENDENT AUDITORS CONSENT

We consent to the incorporation by reference in the Registration Statements (Nos. 333-67067, 033-60406, 033-57167, 033-39466, 333-86299, 333-34609, 333-29657, 333-14869, 033-59235, 033-59237, 333-56476, and 333-88280) on Form S-3 and (Nos. 333-66233, 033-45525, 033-50260, 033-45074, 033-52094, 333-19671, 333-91305, 333-94955, 333-30742, 333-29819, 033-36694. and 333-77703) on Form S-8 of Aquila, Inc. of our report dated June 20, 2002, relating to the statement of net assets available for benefits of the St. Joseph Light & Power Company Retirement Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended.

Kansas City, Missouri
June 20, 2002

Mayer Hoffman McCann P.C.

# APPENDIX 1

## ST. JOSEPH LIGHT & POWER RETIRMENET SAVINGS PLAN

Financial statements as of and for the years ended December 31, 2001 and 2000. Supplemental schedules as of and for the year ended December 31, 2001 and Independent Auditors Report.

**ST. JOSEPH LIGHT & POWER COMPANY**
**RETIREMENT SAVINGS PLAN**

**FINANCIAL STATEMENTS**

December 31, 2001 and 2000, and the
Year Ended December 31, 2001

MAYER HOFFMAN McCANN P.C.
Certified Public Accountants
An Independently Owned and Operated CPA Firm
420 Nichols Road ▪ Kansas City, Missouri 64112
(816) 968-1900 ▪ Fax: (816) 531-7695 ▪ www.mhm-pc.com

## INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
St. Joseph Light & Power Company
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the St. Joseph Light & Power Company Retirement Savings Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the St. Joseph Light & Power Company Retirement Savings Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kansas City, Missouri
June 20, 2002

Mayer Hoffman McCann P.C.

## ST. JOSEPH LIGHT & POWER COMPANY RETIREMENT SAVINGS PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| INVESTMENTS (See Note 3) | $ 20,718,181 | $ 27,191,298 |
| RECEIVABLES | | |
| Employer contribution | - | 100,594 |
| Employee contribution | - | 32,206 |
| TOTAL RECEIVABLES | - | 132,800 |
| TOTAL ASSETS | 20,718,181 | 27,324,098 |
| **LIABILITIES** | | |
| PAYABLE TO UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN | 20,718,181 | - |
| NET ASSETS AVAILABLE FOR BENEFITS | $ - | $ 27,324,098 |

See Notes to Financial Statements

## ST. JOSEPH LIGHT & POWER COMPANY RETIREMENT SAVINGS PLAN

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2001

| | |
|---|---|
| ADDITIONS TO NET ASSETS ATTRIBUTED TO: | |
| INVESTMENT INCOME (LOSS) | |
| Net depreciation in fair value of investments | $ (3,238,401) |
| Interest income, including loan interest | 755,694 |
| TOTAL INVESTMENT LOSS | (2,482,707) |
| CONTRIBUTIONS | |
| Participant | 1,005,300 |
| Employer | 322,327 |
| TOTAL CONTRIBUTIONS | 1,327,627 |
| SUBTOTAL | (1,155,080) |
| DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO: | |
| BENEFITS PAID TO PARTICIPANTS | 5,450,837 |
| DECREASE BEFORE TRANSFERS OUT | (6,605,917) |
| TRANSFERS OUT DUE TO PLAN MERGER | 20,718,181 |
| NET DECREASE | (27,324,098) |
| NET ASSETS AVAILABLE FOR BENEFITS: | |
| BEGINNING OF YEAR | 27,324,098 |
| END OF YEAR | $ - |

See Notes to Financial Statements

## NOTES TO FINANCIAL STATEMENTS

### (1) Description of the Plan

The following description of the St. Joseph Light & Power Company Retirement Savings Plan, the "Plan," provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

**General** - The Plan, established on January 1, 1987, is an Internal Revenue Code (IRC) Section 401(k) benefit plan, providing retirement security for eligible employees of the St. Joseph Light & Power Company and its wholly owned subsidiary, SJLP Inc. Effective December 31, 2000, St. Joseph Light & Power Company merged with UtiliCorp United Inc. On March 15, 2002, UtiliCorp United Inc. legally changed its name to Aquila, Inc. Collectively, these entities are referred to as the "Company." Effective January 1, 2000, all employees are eligible to make pre-tax contributions immediately upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

**Contributions** - Plan participants may elect to defer from 2% to 15% of their annual compensation subject to certain IRC limits. The employer matches fifty percent of the first 6% of compensation deferred after the employee has completed one year of service.

**Participant accounts** - Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions and earnings. The benefit to which a participant is entitled is the benefit provided from the participant's vested account balance.

**Investment options** - Investments in the funds of the Plan are held by AMVESCAP National Trust Company (formerly Institutional Trust Company). Participants direct their contributions and the Company's matching contributions between the following investment funds: Invesco Value Equity Fund, Invesco Total Return Fund, Invesco Dynamics Fund, Invesco Select Income Fund, IRT International Equity Fund, and IRT 500 Index Fund. During 2001, the IRT Stable Value Fund was deleted and the Cash Reserves Fund was added. Also during 2001, following the merger of St. Joseph Light and Power Company and UtiliCorp United Inc., St. Joseph Light and Power Company Stock Fund was replaced by the UtiliCorp Common Stock Fund (which invests only in Company stock). Plan participants should refer to each fund's prospectus for a description of the fund's investment objectives.

**Vesting** - Participants are immediately 100% vested in their contributions and the Company's matching contributions to the Plan as well as the investment income thereon.

**Payment of benefits** - Lump-sum distributions under the Plan are payable in the event of retirement, death, total and permanent disability, termination of employment and, with prior approval of the Administrative Committee, demonstrated financial hardship. If a distribution is made for financial hardship, participant contributions and employer matching contributions will be suspended for a minimum of twelve months. Distributions may be made in cash or stock depending on the type of investment.

(1) Description of the Plan (continued)

**Participant loans** - Participants may borrow from their accounts an amount up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account. Loan terms range from 1 - 5 years and bear interest at a fixed rate of 1% above the prime rate on the first business day of the month of application.

**Plan termination** - In the event of Plan termination, all amounts in participants' accounts are fully vested and nonforfeitable. Distributions upon termination follow the above-mentioned criteria.

**Administrative expenses** - Investment management fees are netted against investment income in the financial statements. All other fees and administrative expenses are paid by the Company. The Company does not intend to seek reimbursement from the Plan.

(2) Summary of Significant Accounting Policies:

**Basis of accounting** - The Plan's financial statements are maintained on the accrual basis of accounting.

**Investment valuation and income recognition** - Investments in the Invesco Value Equity Fund, Invesco Total Return Fund, Invesco Dynamics Fund, Invesco Select Income Fund, IRT International Equity Fund and IRT 500 Index Fund are valued at the quoted market price. The Company stock is stated at market value based upon the closing market price of the stock on the New York Stock Exchange.

The IRT Stable Value Fund is a benefit-responsive investment contract with AMVESAP National Trust Company (formerly Institutional Trust Company). The contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6.5% and 6.0% for 2001 and 2000, respectively.

Investment income includes the Plan's share of interest and dividend income earned by the funds and is recognized as earned. Income retained and automatically reinvested by the funds is added to the cost of the Plan's investment therein.

**Use of estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

## (3) Investments

The following table presents investments held by AMVESCAP National Trust Company (formerly Institutional Trust Company). Investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000 have been separately identified:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Investment at contract value, which approximates fair value: | | |
| IRT Stable Value Fund | $ - | $ 8,133,441 |
| Investments at fair value as determined by quoted market price: | | |
| Mutual Funds | | |
| Invesco Value Equity Fund | 3,855,927 | 5,107,991 |
| Invesco Total Return Fund | 1,448,404 | 1,932,568 |
| Invesco Dynamics Fund | 3,427,245 | 6,572,206 |
| IRT 500 Index Fund | 1,086,340 | 1,440,995 |
| UtiliCorp United Inc. (formerly St. Joseph Light and Power Company) Common Stock | 1,819,045 | 3,004,580 |
| Other | 897,661 | 999,517 |
| TOTAL MUTUAL FUNDS | 12,534,622 | 19,057,857 |
| Cash Reserve Fund | 8,183,559 | - |
| TOTAL INVESTMENTS | $ 20,718,181 | $ 27,191,298 |

During the year ended December 31, 2001, the Plan's investments in mutual funds and Company stock (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,238,401.

## (4) Related-party transactions

Certain Plan investments are shares of mutual funds managed by Invesco Funds Group, Inc. and AMVESCAP National Trust Company (formerly Institutional Trust Company). Invesco Funds Group, Inc. is a subsidiary of AMVESCAP National Trust Company (formerly Institutional Trust Company). AMVESCAP National Trust Company (formerly Institutional Trust Company) is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

## (5) Plan amendment

Effective November 6, 2001, the Plan was amended to comply with a series of law changes dating back to 1994, collectively referred to as GUST.

## (6) Income Tax Status

The Plan obtained its latest determination letter dated February 9, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## (7) Subsequent events

Effective January 1, 2002, the Plan was amended merging the Plan with and into the UtiliCorp United Inc. Retirement Investment Plan and all assets were transferred on January 1, 2002.

On February 28, 2002, an application for determination for the Plan, as amended, was submitted to the Internal Revenue Service.

# SUPPLEMENTAL SCHEDULE

**ST. JOSEPH LIGHT & POWER COMPANY RETIREMENT SAVINGS PLAN**
**EIN: 48-0419850 PLAN NUMBER : 007**

**SCHEDULE OF ASSETS HELD AT END OF YEAR**

**December 31, 2001**

| (a) Party-In-Interest to the Plan indicated by * | (b) Identity of Issuer | (c) Description of Investment | (e) Current Value |
|---|---|---|---|
| * | Invesco | Cash Reserve Fund | $ 8,183,559 |
| * | Invesco | Value Equity Fund | 3,855,927 |
| * | Invesco | Total Return Fund | 1,448,404 |
| * | Invesco | Dynamics Fund | 3,427,245 |
| * | Invesco | Select Income Fund | 238,077 |
| * | Invesco | IRT International Equity Fund | 120,284 |
| * | Invesco | IRT 500 Index Fund | 1,086,340 |
| * | UtiliCorp United Inc. | UtiliCorp Common Stock Fund | 1,819,045 |
| | Subtotal | | 20,178,881 |
| | | Loan Fund (interest rates range from 7.00% to 10.5%) | 539,300 |
| | Grand Total | | $ 20,718,181 |